

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 5, 2007

Via Mail and Fax

Evangelos J. Pistiolis
Chief Executive Officer, President
Top Tankers Inc.
1 Vassilissis Sofias and Meg.
Alexandrou Street, 15124
Maroussi, Greece

   RE: Top Tankers Inc.
     Form 20-F: For the Year Ended December 31, 2006
     File Number: 000-50859

Dear Mr. Pistiolis:

   We have reviewed your correspondence dated August 24, 2007, and have the following comments. We believe you should amend you filings as indicated in comment numbers 3 and 4, and you should revise future filings in response to the other comments where a revision is indicated. If you disagree, we will consider your explanation as to why a revision or amendment is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comment via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F For the Year Ended December 31, 2006

Item 3. Key Information
Selected Financial Information

1. Refer to your response to our prior comment 1. You state EBITDA is useful because it is used by financial analysts and because it facilitates operating performance comparisons from period to period and from company to company by backing out differences caused by variations in capital structure, tax positions, and facilities and equipment. With regard to its use by financial analysts, this is not a substantive reason specific to you that justifies usefulness. Refer to footnote 44 of FR-65. With regard to facilitating operating performance comparisons from period to period, it does not appear that you have explained how this measure is useful. If your

implication is that EBITDA facilitates period to period comparisons by eliminating certain variances in items eliminated, we caution you that a non-GAAP measure should never be used in an attempt to smooth earnings. With regard to facilitating operating performance comparisons from company to company, it is not clear why you believe it is useful for investors to ignore factors such as capital structure, tax positions, and facilities and equipment when making such comparisons. Additionally, interest and tax expenses are already excluded from operating income, a GAAP measure, so it is not clear why an alternative measure is necessary to exclude such amounts. Based on your response, you have not provided substantive justification as to the usefulness of EBITDA to investors. Therefore, please revise your filings to eliminate presentation of this non-GAAP measure.

Consolidated Statements of Cash Flows

2. Refer to your response to our prior comment number 3. Please consider adding disclosure consistent with your response that explains why restricted cash is presented as both an investing and financing activity in the statements of cash flows as applicable.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
(m) Accounting for Dry-Docking Costs

3. We note your responses to our prior comment numbers 4, 5, and 6 and appreciate your detailed responses. You state that upon survey or inspection of your vessels, you incur costs for tasks necessary to satisfy requirements of the vessel's classification society and that you capitalize such costs. The fact that certain repair and maintenance activities are determined to be necessary as a result of regulatory inspections should not affect how you account for the associated costs. While you deem these costs to be "non-routine" and integral to satisfying inspection requirements, in large part they appear to be incurred for repairs and maintenance that do not appreciably extend the useful life, increase the earning capacity, or improve the efficiency of the vessels, but rather allow the vessels to continue to be operated in their current capacity. In this regard, it appears these costs do not qualify for capitalization but rather should be expensed as incurred in accordance with your accounting policy for repairs and maintenance costs, which states that all repairs and maintenance costs are expensed as incurred. Based on the cost categories outlined in your response to our prior comment 6, steelworks, coating of tanks and other components, piping and valves, and machinery and electrical works costs do not generally appear eligible for capitalization. With regard to the "other expenses" category, "oil sludge," "sewage and garbage removal," "temporary lighting," "telephone and ventilation services," and "cleaning of debris" also do not appear eligible for capitalization. We believe you should amend your Form 20-F for the year ended December 31, 2006 and subsequent filings, as appropriate, to restate your

financial statements to expense when incurred the costs indicated in this comment that had been previously capitalized.

4. Additionally, in reference to your response to our prior comment number 5, "costs to be expensed when incurred" should be identified and recorded in the period in which incurred rather than at the conclusion of the dry docking, particularly when a vessel is dry docked for more than one reporting period. Please reflect this treatment in the amendments referred to in the preceding comment. If you believe such identification and accounting is not practicable, please disclose this and the reason for your belief.

5. Further, please revise your disclosure consistent with the treatments specified in the two preceding comments, and consistent with your responses to our prior comment numbers 4, 5 and 6 to describe in more detail the types of costs considered to be dry docking costs that are deferred and amortized and those that are expensed when incurred as repair and maintenance or other expenses. Also, include a description of how such costs are identified by you.

Note 11. Sale and Leaseback of Vessels

6. Refer to your response to our prior comment number 7 in regard to your analysis of criterion number 4. It is not clear why your incremental borrowing rate for 2006 assumed in your analysis would be significantly greater than the borrowing rates associated with the financing of vessels acquired in 2005. Please advise. Also, provide us with details of how you determined the 12% rate used in your analysis and why this is representative of your incremental borrowing rate, and provide us with copies of independent documentation in support of any portion of your computation of this rate (e.g., rates available from traditional bank financing and mezzanine financing reflected in the analysis). Further, explain to us in greater detail how traditional bank financing assumed in your 2006 incremental borrowing rate analysis differs from financing you obtained in prior acquisitions of vessels.

7. Refer to your response to our prior comment number 8. Please explain to us in sufficient detail the operating expenses associated with the repurchased vessels that exceeded your expectations and the factors that contributed to the difference in actual results compared to expectations and why such difference was not determinable at the time of the sale/leaseback transaction.

8. Also, tell us whether your expectations for the repurchased vessels were significantly different from those associated with the other vessels subject to the 2006 sales/leaseback transactions, and if so, why. Tell us whether or not there was a similar difference between actual results and expectations for these other vessels as there was for the repurchased vessels. If a similar variance existed for these other vessels, tell us and disclose why you did not repurchase these vessels as well and the actions you are taking or expect to take to rectify any negative cash flow associated with them or, if true, why you are not taking any action to rectify this situation. If a

similar variance was not experienced, explain to us the factors that contributed to the differences in your experience between the repurchased vessels and the other vessels.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Stamatios N. Tsantanis, Chief Financial Officer